EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor				Successor
				Period from January	Period from
				1 through February	February 25 through
	2002	2003	2004	24, 2005	December 31, 2005	2006

Pre-tax income (loss) from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees	$69,934	$117,681	$192,885	$(160,237)	$120,367	$127,336

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	25,889	25,435	33,299	4,651	102,208	131,831
Capitalized interest	—	—	—	—	1,394	2,016
Interest related to discontinued operations	1,321	905	335	83	—	—

Rentals:
Buildings - 33%	20,862	23,237	25,039	4,169	22,871	27,736

Office and other equipment - 33%	6,127	6,761	8,691	1,771	9,054	11,337

Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	40,272	34,632

Total fixed charges	$54,199	$56,338	$67,364	$10,674	$175,799	$207,552

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	$122,812	$173,114	$259,914	$(149,646)	$294,772	$332,872

Ratio of earnings to fixed charges	2.2659	3.0728	3.8584	(A )	1.6768	1.6038

(A)	In the predecessor period of January 1, 2005 to February 24, 2005 the ratio coverage was less than 1.1. The Company would have had to generate additional earnings of approximately $160.3 million to achieve a coverage ratio of 1:1.